EXHIBIT 99.1

WGL HOLDINGS, INC. AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges
and Preferred Stock Dividends

Twelve Months Ended June 30, 2002
(Dollars in Thousands)
(Unaudited)

PRE-TAX PREFERRED STOCK DIVIDENDS:

Preferred Dividends	$1,320
Effective Income Tax Rate	0.4110
Complement of Effective Income Tax Rate (1-Tax Rate)	0.5890

Pre-Tax Preferred Dividends	$2,241

FIXED CHARGES:

Interest Expense	$44,929
Amortization of Debt Premium, Discount and Expense	394
Interest Component of Rentals	12

Total Fixed Charges	45,335
Pre-tax Preferred Dividends	2,241

Total Fixed Charges and Preferred Stock Dividends	$47,576

EARNINGS:

Net Income	$39,971
Add:
Income Taxes Applicable to Utility Operating Income	38,089
Income Taxes Applicable to Non-Utility Operating Income	(599)
Income Taxes Applicable to Other Income (Expenses)-Net	2,115
Total Fixed Charges	45,335

Total Earnings	$124,911

Ratio of Earnings to Fixed Charges	2.6